UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the “Company”), dated November 8, 2010, containing the Company’s report for the third quarter of 2010.

The section of this Report on Form 6-K containing the Company's condensed statements of operations, condensed balance sheets and condensed statements of cash flow is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: November 12, 2010	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping’s Report for the 3rd Quarter 2010. Company Announces Dividend for the 53rd Consecutive Quarter. Plans Further Vessel Acquisitions.

Hamilton, Bermuda, November 8, 2010

Nordic American Tanker Shipping Ltd. (“NAT” or “the Company”) today announced that the dividend for 3Q10 was $0.25 per share compared with $0.10 per share for 3Q09. The full pay out dividend policy will continue. The dividend essentially follows the spot tanker market. The Company has a very strong balance sheet.

We expect that the fleet of NAT will reach a minimum of 20 vessels by the end of 2011. We have no plans to tap the equity markets to fund this expansion, since the Company has ample financial resources.

The Company will pay the dividend on or about December 3, 2010, to shareholders of record as of November 22, 2010. Since the autumn of 1997, when the company’s first three vessels were delivered, NAT has always paid a quarterly dividend; the total dividends paid through the third quarter of 2010 amount to $41.59 per share.

Going forward the Company retains focus on accretive growth through acquisitions and on keeping the average age of the fleet low. The Company has acquisitions under active review.

The Key points:

●	We will continue our full dividend payout policy. The Board has declared a dividend of $0.25 per share for 3Q10. The operating cash flow was $11.2m in 3Q10 compared with $3.8m in 3Q09.

●	Earnings per share in 3Q10 were -$0.12 as compared with -$0.28 in 3Q09.

●
In August 2010, NAT did not accept delivery of a newbuilding from Bohai Shipyard because the vessel had major deficiencies and thus was not in a deliverable condition as stipulated under our contract. The seller does not agree with the Company and arbitration is under way.

●	Our 16 trading vessels are now in the Gemini suezmax cooperative arrangement. We are pleased with this cooperation which provides for efficiency in our commercial operations.

●	The Gulf Scandic - now Nordic Harrier - has been on a fixed contract for 6 years. The vessel was redelivered to us in October and is now in drydock.

●	The Company does not engage in any type of derivatives.

●	So far in 4Q10, the spot suezmax tanker market rates have decreased. It is expected that the volatility in the tanker spot rates will continue and rates may change quickly and unexpectedly.

Fleet Expansion and Accretion

There are now indications in the market that prices for second hand vessels have softened.  Should this development continue, we shall be in a position to acquire further vessels inexpensively compared to historical levels.  Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet of the Company that the dividend and earnings capacity per share shall increase.
The Company is also in a good position to take advantage of strong shipping markets, which will mean increased dividend payouts.

Dividend Capacity

At present vessel values, the Company has ample financial capacity to increase its fleet by several more vessels without tapping the equity market.

The Company will continue to keep a strong balance sheet with no or little net debt. However, in a weaker market environment the Company is prepared to add some debt to the balance sheet, assuming a slightly higher financial risk.  This does not imply any change in the strategy of the Company and non-retiring debt continues to be an integral part of the business model of Nordic American.

With all vessels operating in the spot market, the Company is in a position to reap the benefits of a potential upswing in the tanker market. When the market is down we do not “cut” the dividend, we adjust it, depending upon the spot market freight level.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels at different spot market rates.

The above is based on 355 income days per vessel per year. The net debt is about $7m per vessel with a cash break-even level of $11,300 per day per vessel for a 20 vessel fleet. The same numbers for a 24 vessel fleet are $16m per vessel and $12,300 per day per vessel.  The numbers show the substantial dividend capacity of NAT.

When the freight market is above the cash break-even level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The annual spot rates as reported by R.S. Platou Economic Research a.s. show that during the last 10 years up to the end of 2009, 7 years have produced about $40,000 on average per day per vessel or more.  This is reflected in the graph later in this report.

Typically, our dividend correlates with the suezmax spot freight rates. Going forward, we can expect that spot suezmax freight rates may fluctuate in an unpredictable manner.

The lack of commercial bank financing and higher margins on shipping loans are challenging for debt-laden shipping companies. By having no or little net debt, NAT is better positioned to navigate the financial seas, as we believe that is in the best interests of our shareholders.

Our primary objective is to maximize total return1 to our shareholders, including maximizing our quarterly cash dividend.

The Company has further acquisitions under evaluation and will work to continue to strengthen its position compared with that of its competitors.

Financial Information

The Board has declared a dividend of $0.25 per share in respect of 3Q10 to shareholders of record as of November 22, 2010 compared with $0.10 per share for 3Q09. The average number of shares outstanding for the third quarter of 2010 was 46,898,782 – the same as at the end of 2Q10.  The market capitalization of the Company stood at $1.3 billion as of November 5, 2010.

The Company’s operating cash flow2 was $11.2m for 3Q10, compared to $3.8m for 3Q09.

We consider our general and administrative costs per day per vessel to be at a low level. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. We focus on cost advantages of operating a homogenous fleet.

At the time of this report, the Company has no net debt and has a revolving credit facility of $500m. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

Several publicly traded tanker companies have significant net debt, which could make it difficult for them to buy vessels in a weak market.

The Company previously had a stock option plan for its directors, officers and employees which was terminated in August 2009.  The Company established that stock option plan in 2004, when the Company had a fleet of only three vessels and the vessels were just coming off their original bareboat charters with BP.  By contrast, the Company today has a fleet of 19 suezmax tankers, and is one of the world’s largest listed independent tanker owners.  Accordingly, our Board of Directors is evaluating modest equity incentive programs which would provide appropriate incentives and be in the best interests of the Company and our shareholders.

As reported, the Company refused to take delivery of a newbuilding for reasons given in the section below.  $1.3m has been incurred and has been capitalized pending outcome of the ongoing arbitration which is expected to go on well into 2011. The parent company (First Olsen Ltd.) of the seller has not repaid an amount under an on demand guarantee that the parent company of the seller has provided in favour of our Company. The guarantee covers a loan our Company has extended to the seller. This amount of $26.8m is included in current assets pending the outcome of the arbitration.

We are entitled to 9% p.a. interest of the outstanding amount pending the outcome of the arbitration.

For further details on our financial position for 3Q10, 2Q10, 3Q09 and the nine months ended September 30, 2010 and 2009, please see later in this release.

1  Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock
2  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations

The Fleet

The Company has 16 trading vessels.

By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 we had 15 vessels in operation. At the end of September 30, 2010 we have 16 vessels in operation. The Company is expected to have a fleet of minimum 20 vessels by the end of 2011. Please see the fleet list below. We expect that the expansion process will continue and that further vessels will be added to our fleet.

Vessel	Dwt	Employment

Nordic Harrier	151,475	Charter until October 2010. In dock up to December 2010 and then spot
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Nordic Vega *	163,000	Delivery expected by the end of November/early December 2010
Nordic Oregon	158,000	Delivery expected in 3Q11
Nordic Zenith	158,000	Delivery expected in 4Q11

Total	2,973,410

* The Nordic Vega was originally scheduled to be delivered in April 2010. As previously advised in our reports this vessel is delayed and delivery is expected to be by the end of November/early December 2010 according to the seller.

In early August we did not accept delivery of the newbuilding Nordic Galaxy, because the vessel had not been demonstrated to comply with the specifications and the contract. Accordingly, NAT did not take delivery because the vessel was affected by major deficiencies and was not in a deliverable condition under the contract. This vessel will not join our fleet. The seller declined several requests from us to rectify the deficiencies, and elected to cancel the contract with us. NAT will seek to recover in full all payments made to the seller under the contract and any losses which NAT may incur as a consequence of the seller’s failure to deliver the vessel according to the contract.

The Nordic Harrier (ex Gulf Scandic) was redelivered to the Company in October this year and went directly into dry dock for overhaul after a 6 year bareboat charter to Middle East interests.  The drydock period could last up to December 2010 after which the vessel will be employed in the Gemini suezmax cooperation.

Total offhire for 3Q10 was 14 days for our fleet.

World Economy and the Tanker Market

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. The outlook for the world economy is presently uncertain. The tanker markets rates are also affected by newbuildings which have entered the markets.As a matter of policy the Company does not attempt to predict future spot rates.

The average daily rate for our spot vessels was $17,525 per day net to us during 3Q10 compared with $28,800 per day for 2Q10.

The graph above shows the average yearly spot rates since 2000 and the rates for 1Q10, 2Q10 and 3Q10 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market, but these rates are in general a good indication of the Company’s earnings.

Corporate Governance

On September 23, 2010 the New York Stock Exchange Commission presented its final report on Corporate Governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board`s fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company`s business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are key elements of good corporate governance and we believe that the Company is in compliance with these principles.

Strategy going forward

We believe that the operating model of the Company is working to the benefit of our shareholders.

Financial turmoil and depressed shipping markets may represent attractive opportunities for expansion.

Our objective is to have a strategy that is flexible for both a strong market and a weak market. If the market is strong, good results and dividends can be expected.If the market is weaker, dividends will be lower. However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards, paving the way for even higher dividends when the market strengthens again.  In this way, the Company has covered both scenarios.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive risk adjusted cash yield compared with that of other tanker companies.

We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model and invest in our Company.

Our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate and transparent way.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000
	Three Months Ended						Nine Months Ended
CONDENSED OF OPERATION STATEMENTS	Sep. 30, 2010 (unaudited)		June 30, 2010 (unaudited)		Sep. 30, 2009 (unaudited)		Sep. 30, 2010 (unaudited)		Sep. 30, 2009 (unaudited)
Net Voyage Revenue	25 540		38 648		17 742		105 951		91 790
Vessel Operating Expenses	(11 939)		(11 684)		(11 868)		(35 263)		(31 947)
General and Administrative Expenses	(2 863	) *	(3 011	) *	(3 157	) *	(10 612	) **	(13 257	) **
Depreciation Expenses	(15 857)		(15 799)		(14 116)		(46 846)		(40 395)
Operating Expenses	(30 659)		(30 494)		(29 141)		(92 721)		(85 599)
Net Operating Income	(5 119)		8 154		(11 399)		13 230		6 191
Interest Income	210		245		101		564		520
Interest Expense	(508)		(495)		(496)		(1 763)		(1 431)
Total Other Expenses	(298)		(250)		(395)		(1 199)		(911)
Net Income	(5 417)		7 904		(11 794)		12 031		5 280
Basic Earnings per Shares	(0,12)		0,17		(0,28)		0,26		0,13
Basic Weighted Average Number of Common Shares Outstanding	46 898 782		46 898 782		42 204 904		46 434 552		39 857 965
Common Shares Outstanding	46 898 782		46 898 782		42 204 904		46 898 782		42 204 904

*	)
The G&A for the three months ended September 30, 2010, June 31, 2010 and September 30, 2009 include non-cash charges of $0.5m, -$0.1m and $1.1m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**	)
The G&A for the nine months ended September 30, 2010 and September 30, 2009 include non-cash charges of $3.4m and $7.5m which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Sep 30, 2010 (unaudited)	Sep 30, 2009 (unaudited)	Dec. 31, 2009
Cash and Cash Equivalents	54 087	88 265	30 496
Accounts Receivable *	13 058	21 070	22 685
Prepaid Expenses and Other Current Assets	81 633	54 014	57 020
Vessels, Net	908 185	784 800	825 449
Other Non-current Assets	21 634	9 895	10 928
Total Assets	1 078 597	958 044	946 578
Accounts Payable	1 637	4 721	3 364
Accrued Liabilities	3 241	4 676	3 446
Long-term Debt	50 000	0	0
Deferred Compensation Liability	6 199	6 090	5 684
Shareholders' Equity	1 017 520	942 557	934 084
Total Liablilities and Shareholders' Equity	1 078 597	958 044	946 578

*)
The Accounts receivable (AR) constitues ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will mainly vary with the level of the spot tanker market.

	Nine Months Ended		Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Sep 30, 2010 (unaudited)	Sep 30, 2009 (unaudited)	Dec. 31, 2009
Net Cash Provided by Operating Activities	56 425	41 303	63 195
Investment in Vessels	(47 663)	(114 912)	(171 905)
Advance payments related to Newbuildings	(102 279)		(18 425)
Other investing activities	(1 400)		0
Net cash Used in Investing Activitites	(151 342)	(114 912)	(190 330)
Proceeds from Issuance of Common Stock	136 511	236 706	236 684
Proceeds from Use of Credit Facility	200 000	61 000	66 000
Repayments on Credit Facility	(150 000)	(76 000)	(81 000)
Dividends Paid	(68 003)	(91 210)	(95 431)
Net Cash Provided by (Used in) Financing Activities	118 508	130 496	126 253
Net Increase (Decrease) in Cash and Cash Equivalents	23 591	56 887	(882)
Cash and Cash Equivalents at Beginning of Period	30 496	31 378	31 378
Cash and Cash Euivalents at End of Period	54 087	88 265	30 496

NORDIC AMERICAN TANKER SHIPPING LIMITED

	Three Months Ended			Nine Months Ended
	Sep. 30, 2010 (unaudited)	June 30, 2010 (unaudited)	Sep. 30, 2009 (unaudited)	Sep. 30, 2010 (unaudited)	Sep. 30, 2009 (unaudited)
Voyage Revenues	25 540	38 648	21 575	105 951	97 525
Voyage Expenses	0	0	(3 833)	0	(5 735)
Net Voyage Revenues (1)	25 540	38 648	17 742	105 951	91 790

Three Months Ended
	Sep. 30, 2010 (unaudited)	June 30, 2010 (unaudited)	Sep. 30, 2009 (unaudited)
Net Operating Income	(5 119)	8 154	(11 399)
Depreciation Expense	15 857	15 799	14 116
Share Based Compensation/ Restricted Shares/Pension Cost	500	(116)	1 093
Operating Cash Flow (2)	11 238	23 837	3 810

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291